Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

(Amendment No. 1)*

NOVA BIOSOURCE FUELS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

669789109

(CUSIP Number)

J.D. McGraw

Nova Biosource Fuels, Inc.

363 N. Sam Houston Parkway E., Suite 630

Houston, Texas 77060

(713) 869-6682

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 669789109

1	Name of reporting person IRS Identification No. of above person (entities only)	J.D. McGraw
2	Check the appropriate box if a member of a group*	(a) (b)	☐ ☐
3	SEC use only
4	Source of funds*	OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or place of organization	United States
Number of Shares	7	Sole voting power	10,491,500
Beneficially Owned	8	Shared voting power	3,500,000(1)
By each Reporting	9	Sole dispositive power	10,491,500
Person with	10	Shared dispositive power	3,500,000(2)
11	Aggregate amount beneficially owned by each reporting person	13,991,500
12	Check box if the aggregate amount in row (11) excludes certain shares*	☐
13	Percent of class represented by amount in row (11)	12.71%
14	Type of reporting person*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  Pursuant to the Master Share Loan Agreement discussed under Item 6, when the shares are loaned, the borrower will have the right to vote the shares.  Mr. McGraw retains the right to receive any distributions relating to the securities.

2.  Pursuant to the Master Share Loan Agreement discussed under Item 6, the borrower has an obligation to replace any securities borrowed, whether or not the borrowed shares are sold.

Explanatory Note

This Schedule 13D is being filed with respect to the common stock, par value $.001 per share (the “Common Stock”), of Nova Biosource Fuels, Inc., a Nevada corporation (the “Issuer”). Certain of the shares of Common Stock to which this Schedule 13D relates were previously reported on Schedule 13D on March 31, 2006. This Schedule 13D is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended for the reasons set forth in Item 6 below.

Item 1.                    Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of Nova Biosource Fuels, Inc., a Nevada corporation (the “Issuer”). The name of the Issuer was changed from Nova Oil, Inc. to Nova Biosource Fuels, Inc. on September 12, 2006. The address of the principal executive offices of the Issuer is 363 N. Sam Houston Parkway E., Suite 630, Houston, Texas 77060.

Item 4.                    Purpose of Transaction.

The following is added to the response for Item 4:

As described in Item 6 below, the Reporting Person has agreed to make 3,500,000 shares available for lending.

Except as described in Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.                    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The Reporting Person beneficially owns 13,391,500 shares of common stock of the Issuer, which equals approximately 12.71% of the outstanding shares of common stock of the Issuer as of September 28, 2007.

(b)           The Reporting Person has sole voting and dispositive power as to 10,491,500 shares. The Reporting Person may be deemed to have shared voting and dispositive power as to 3,500,000 shares with the borrower of such shares as described in Item 6. The Reporting Person has sole voting power until all or any portion of the 3,500,000 shares are borrowed at which time the voting power passes to the borrower with respect to the borrowed shares. As described in Item 6, the Reporting Person has agreed not to dispose of 3,500,000 shares and therefore may be deemed to have shared dispositive power.

(c)           Other than as described above in Item 4, the Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)           Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is added to the response in Item 6:

On September 28, 2007, the Issuer issued and sold, in a private placement to qualified institutional buyers or in an offshore transaction, 10% convertible senior secured notes due 2012 in the aggregate principal amount of $55.0 million (the “Notes”).  In connection with the offering of the Notes, on September 28, 2007, Kenneth T. Hern, Chairman and CEO of the Issuer, and the Reporting Person entered into a master securities loan agreement with Jefferies & Company, Inc. (the “Securities Loan Agreement”). Under the Securities Loan Agreement, Mr. Hern and the Reporting Person may loan to Jefferies in the aggregate up to eight million shares of the Issuer’s common stock during a period of five years, unless all of the Notes are converted into common stock prior to such date. The Reporting Person expects that the borrowed shares may be used for lending to investors in the Notes to facilitate transactions by which such Note holders may hedge their investments. Pursuant to the Securities Loan Agreement, the borrower will be required to replace any of the securities that are subsquently sold to satisfy short sales by the investors. Additionally, the Reporting Person entered into letter agreements with Jefferies and the Issuer under which the Reporting Person agreed not to dispose of the 3,500,000 shares that are subject to the Securities Loan Agreement.

In connection with the Securities Loan Agreement, on September 28, 2007, the Issuer entered into a share loan registration rights agreement with Jefferies and Mr. Hern and the Reporting Person (the “Share Loan Registration Rights Agreement”). Under the Share Loan Registration Rights Agreement, the Issuer agreed to file an amendment to its existing universal shelf registration statement within 5 business days of the closing date to add Mr. Hern and Reporting Person as selling stockholders and covering the lending and subsequent lending of the shares of common stock being offered by such stockholders.

Item 7.                                                           Materials to be filed as Exhibits.

Exhibit No.	Description

1.

Master Securities Loan Agreement between Jefferies & Company, Inc. and Kenneth T. Hern and J.D. McGraw (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2007).

2.

Letter agreement among Jefferies & Company, Inc., Kenneth T. Hern and J.D. McGraw (incorporated by reference from Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2007).

3.

Letter agreement among Nova Biosource Fuels, Inc., Kenneth T. Hern and J.D. McGraw (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2007).

4.

Share Loan Registration Rights Agreement among Nova Biosource Fuels, Inc., Kenneth T. Hern, J.D. McGraw and Jefferies & Company, Inc. (incorporated by reference from Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2007

/s/ J.D. McGraw
J.D. McGraw